Filed by ARRIS Group, Inc.
Commission File No. 0-31254
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: C-COR Incorporated
Commission File No. 0-10726
Excerpts from ARRIS Conference Call
Set forth below are excerpts from the October 24, 2007 conference call held following the release of ARRIS’ earnings for the third quarter of 2007. The following statements were made by Bob Stanzione, Chairman and Chief Executive Officer of ARRIS, and Jim Lakin, President of ARRIS Broadband, and relate to the pending merger of ARRIS and C-COR Incorporated.
Excerpt 1
(Statement by Bob Stanzione)
Right now we’re ahead of schedule and subject to regulatory and shareholder approvals, we expect the deal can close in December. That is well ahead of the Q1 of ‘08 timeframe that we originally thought. We’ve had uniformly positive feedback from our customers. The industry leaders with whom I’ve spoke and see the logic of the deal and are looking forward to the benefits that we’ve outlined.
The employee reaction has also been positive. Of course, there is the normal nervousness about specific roles and structure. But I think the management here has done a good job, in fact a great job of communicating and just staying in touch with the employees throughout the process. And again, I see the fact that we’re moving faster than we expected as a positive in making this integration a success.
The integration planning is well organized and it’s well underway. We now see our way to considerably more expense synergy than we originally estimated in our September 24th presentation. And perhaps more importantly, we found many revenues synergy opportunities that we could pursue after the deal closes.
So in anticipation of a December close, we’re planning on a mid to late November roadshow to get out and meet with many of you face-to-face so that we can talk with as many shareholders as we reasonably can in anticipation of the deal closing in December.
Excerpt 2
(Statement by Jim Lakin)
We are excited by the opportunities the C-COR acquisition brings. Combining many of their products with ARRIS products will allow us to participate in four of the five bandwidth creation alternatives. By creating cross product platforms, enabling preintegrated solutions, we will be able to offer our customers fully tested end-to-end solutions to fulfill their demand for more bandwidth in an all on-demand world.

Excerpt 3
Q — Brian Coyne: Bob, I think you mentioned better progress in the transaction. I was wondering if you could just maybe be a little more specific, you know where think the progress has been and also your sense as to employee retention in some of the key areas like their on-demand solutions that will really drive prospectively drive the business on the session resource management or switched digital side?
A — Bob Stanzione: Thanks for bringing that up because I was hoping somebody would ask more about the C-COR progress. First of all, the approvals are just going a lot smoother than we anticipated and therefore it looks like we’re going to be able to close this thing in December. And I can’t tell you how pleased I am about that because this interim period is a very uneasy period for everyone. There’s a lot of work to do. People are chomping at the bit to know what their new role in the organization is and that sort of thing.
And so moving fast is a great asset to us in terms of having a successful integration. I don’t believe employee retention, key employee retention is going to be a problem. I think we’re going to do just fine there. We’ve done fine in past acquisitions such as the Cadent and the ARRIS acquisitions that we did in terms of employee retention. And we’ll make it worth their while to stay because they’re going to have a great opportunity and a great company that is unlike anything else in the industry.
There’s a void in our industry right now, for a big multiproduct line player serving the cable industry. Our employees I think are very enthusiastic about being part of that.
On the synergy piece that I mentioned, the number that we — I think we were conservatives and in fact in hindsight I know we were conservative with the $10 million that we said we thought we could mine out in terms of expense synergies when we announced the deal a month ago. I now think that that number will be considerably higher. I don’t want to say what we think that number is today but we will refine it and when we get out there in a couple of weeks on a roadshow, we will have a more specific number in mind. But it’s I’d say well north of the $10 million that we said.
And then since I’m rambling on here, the revenue synergy ideas, Jim has been out, Dave’s been out, I’ve been out. A number of us have been out meeting with the C-COR folks and I’ve been quite honestly astounded by the number of ideas that our folks have come up with for how we can take a capability of one company and a capability of the other company and do something that neither of us could do individually.
And I think the challenge there is that we’re going to have to prioritize those. We can’t go after all these ideas. We’re going to have to pick the three or four best of these ideas and allocate resources to them and that is how we’re going to win with the combination. So I am just really pleased and I think the whole team here is pleased with the progress that we are making.
Excerpt 4
Q — Greg Mesniaeff: In terms of OpEx synergies and given the geographic dispersion of C-COR’s operations, I was wondering if you could just kind of give us some color as to how and where the R&D synergies will come versus the sales and marketing synergies.
A — Bon Stanzione: Sure, the R&D synergies are going to occur with — we’re going to set up teams, we’re going to have a CTO organization. First of all, Jim Lakin, who is running the integration process here, has set up integration teams and one of those of course it’s on R&D. And those folks are already talking to the extent that they are allowed to on what we might be able to do in terms of R&D synergies.

And on R&D by the way, I’m talking about positive synergy, revenue synergy, new products being able to get to the market faster and that sort of thing. I’m not anticipating any expense synergies in R&D. And in terms of the dispersion or the diversity of locations, that is becoming less and less of a barrier in business. We have people working from their homes already. So if I were to count the number of locations in any day where people are working from, with the new technology that we have, that is becoming less and less of a factor. So I don’t view that as an insurmountable problem.
Greg Mesniaeff: I was thinking more in terms of savings on bricks and mortar real estate.
Bon Stanzione: I don’t think that is going to happen.
Forward-Looking Statements
Any statements made regarding the proposed combination between ARRIS Group, Inc. and C-COR Incorporated, the expected timetable for completing the merger, benefits or synergies of the merger, and other statements contained in the following excerpts that are not historical fact are forward-looking statements, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “thinks,” “hopes,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of ARRIS and C-COR. Such statements include, but are not limited to, statements about the progress of various regulatory approvals and the likelihood that such approvals will be obtained, the timing of the transaction, the progress of the integration efforts, future financial and operating results, ARRIS’ plans, objectives, expectations and intentions, the markets for ARRIS’ and C-COR’s products, the future development of ARRIS’ and C-COR’s business, and the contingencies and uncertainties to which ARRIS and C-COR may be subject and other statements that are not historical facts. There is no assurance the merger contemplated in the following excerpts will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following excerpts are expressly qualified by information contained in each company’s filings with the SEC.
The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the merger on the proposed terms and schedule; the failure of ARRIS or C-COR shareholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause ARRIS’ or C-COR’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by ARRIS and C-COR with the SEC and available at the SEC’s Internet site (http://www.sec.gov). Neither ARRIS nor C-COR undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.
Additional Information and Where to Find It
In connection with the proposed combination of ARRIS and C-COR, ARRIS has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of C-COR and a proxy statement and prospectus of ARRIS. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction, because it contains important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ARRIS and

C-COR, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to ARRIS Group Inc, 3871 Lakefield Drive, Suwanee, Georgia 30024, Attention: Investor Relations (678) 473-2647, or to C-COR, 60 Decibel Road, State College, Pennsylvania 16801, Attention: Director of Investor Relations (800) 233-2267 ext. 4402.
Participants in the Solicitation
ARRIS, C-COR and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding ARRIS’ directors and executive officers is available in the Proxy Statement with respect to ARRIS’ 2007 Annual Meeting of Stockholders filed by ARRIS with the SEC on April 9, 2007. Information regarding C-COR’s directors and executive officers is available in C-COR’s Annual Report on Form 10-K, as amended by C- COR on October 11, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.